Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of United Maritime Corporation for the registration of up to $300,000,000 of common shares, preferred stock purchase rights, preferred shares, debt securities, warrants, purchase contracts, rights, depositary shares and units and to the incorporation by reference therein of our report dated April 8, 2026, with respect to the consolidated financial statements of United Maritime Corporation included in its Annual Report (Form 20-F) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
July 13, 2026